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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO.  2)


                         Cinergi Pictures Entertainment Inc.
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                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     172470 10 6
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                                    (CUSIP Number)

                                Ronald L. Blanc, Esq.
                       Blanc Williams Johnston & Kronstadt, LLP
             1900 Avenue of the Stars, 17th floor, Los Angeles, CA 90067
                                    (310) 552-2500

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               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                    June 11, 1997,
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

CUSIP No. 172470 10 6




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CUSIP No. 172470 10 6                       13D
          ------ -- -


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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

       ANDREW G. VAJNA
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
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 (3) SEC Use Only

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 (4) Source of Funds*
       PF
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                   / /
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 (6) Citizenship or Place of Organization
       U.S.A.
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Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 5,863,872
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    5,491,531
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       5,863,872 (See response to Item 5)
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
      / /
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(13) Percent of Class Represented by Amount in Row (11)
       43.6%
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(14) Type of Reporting Person*
        IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!





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    This Amendment No. 2 adds the following information to Items 3, 4, and 7 of restated Amendment No. 1 to the Schedule 13D (the "Prior Schedule 13D") filed by Andrew G. Vajna with respect to ownership of the common stock, par value $.01 per share (the "Common Stock"), of Cinergi Pictures Entertainment Inc. (together with its subsidiaries, the "Company").


ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    As described below, since the filing of the Prior Schedule 13D, Mr. Vajna has submitted a bid to purchase most of the motion picture development projects currently owned by the Company. The source of funds for that purchase, should it occur, could depend on the occurrence of potential future transactions discussed below but is expected to be either personal funds of Mr. Vajna or Mr. Vajna's share of corporate funds based on a possible future distribution of funds to Company shareholders or payment to them in exchange for, or redemption of, their shares.


ITEM 4   PURPOSE OF THE TRANSACTION

    In the Prior Schedule 13D, Mr. Vajna stated that he was engaged in preliminary discussions with the Company regarding a possible bid on his part for certain of the assets of the Company that would remain assuming consummation of the pending sale of substantially all of the films in the Company's motion picture library and certain other assets to Walt Disney Pictures and Television (the "Film Library Sale"), including the Company's pending motion picture development projects and the "Cinergi" name. At about the same time, the Company stated that it had begun negotiations with an unaffiliated third party for the sale to such party of a substantial portion of the



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Company's assets, other than those to be sold in the Film Library Sale and other than the development projects.

    Since the Prior Schedule 13D, Mr. Vajna has submitted a written proposal to the Company's Board of Directors under which Mr. Vajna would agree, subject to various conditions, to purchase most of the motion picture development projects currently owned by the Company and cancel his existing employment agreement with the Company, which has a term ending December 31, 1998. The purchase price proposed by Mr. Vajna for the development projects was $4,750,000; however Mr. Vajna proposed that the Company would be free, for a period of 60 days, to solicit higher bids from third parties subject to a 15% minimum over-bid requirement and a right on the part of Mr. Vajna to match any qualified overbid. Under his proposal for termination of the employment agreement, Mr. Vajna would receive a portion of the amounts otherwise payable to him through December 31, 1998, and settlement of certain other benefits and compensation, and he would be free to enter into other employment, including motion picture production, subject to, among other things, completion of the Film Library Sale.

    Mr. Vajna also proposed a merger between the Company and an acquisition entity to be owned by him, which would take place after sales of most of the Company's assets. Under this proposal, all outstanding shares of the Company owned by persons other than Mr. Vajna would be acquired or redeemed for cash based on their proportionate share of the net worth of the Company at the time of the merger, and Mr. Vajna would become the sole owner of the Company with certain residual assets and liabilities at that time. The merger proposal was subject to numerous conditions and to negotiation of the specific terms of the transaction.

    On June 11, 1997, the Company's financial advisor, Jefferson Capital Group, Ltd., responded to Mr. Vajna's written proposal on behalf of a Special Committee of the Company's Board of Directors. This response indicated provisional acceptance of Mr. Vajna's proposal to purchase the motion picture development projects subject to revised over-bid procedures, additional provisions on reimbursement of the Company for development expenditures, successful negotiation and execution of a binding agreement of purchase and sale if Mr. Vajna should be the successful bidder for the projects, and other conditions. This response also proposed revised terms for termination of Mr. Vajna's employment agreement. With regard to both the development projects and Mr. Vajna's merger proposal, this response suggested that the parties attempt to negotiate and agree upon a definitive merger agreement rather than continuing to refine

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Mr. Vajna's letter of discussion points to the point that it would become a formal binding offer to the Company.

    Mr. Vajna anticipates that any merger agreement will be subject to, among other things, consummation of the Film Library Sale, the sale to a third party of all or a significant portion of the Company's other assets (other than the development projects), and receipt of applicable approvals, including approval by the Company's stockholders. Mr. Vajna also understands that the Company has instructed its financial adviser, Jefferson Capital Group, Ltd., to solicit qualifying cash bids for the Company's development projects from potentially interested third parties.

    The transactions proposed by Mr. Vajna would result in some or all of (i) the sale of a material amount of assets of the Company, (ii) dispositions of securities of the Company by the current holders and, possibly, acquisitions of such securities by the Company or a successor, (iii) an extraordinary corporate transaction such as a merger, (iv) a change of the present board of directors and management of the Company and of its capitalization, and (v) the Common Stock being delisted from the Nasdaq National Market System and becoming eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

    There is no assurance that negotiations regarding the foregoing proposed transactions will be productive or, if they are successful, that the conditions to completing the various transactions will be satisfied. The proposals and response referred to herein are set forth in Exhibits 1 and 2 hereto, which are incorporated herein by this reference.


ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

    The following documents are attached as Exhibits:

      1. Letter dated May 30, 1997, from Harry M. (Skip) Brittenham to the Board of Directors of Cinergi Pictures Entertainment Inc. c/o R. Timothy O'Donnell, director.

      2. Letter dated June 11, 1997, from Jefferson Capital Group, Ltd. to Harry M. Brittenham, Esq.

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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 20, 1997

                                  /s/ ANDREW G. VAJNA
                                 ---------------------
                                      Andrew G. Vajna



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                                  INDEX TO EXHIBITS



EXHIBIT

   1.     Letter dated May 30, 1997, from Harry
          M. (Skip) Brittenham to the Board of Directors of Cinergi Pictures Entertainment Inc.
          c/o R. Timothy O'Donnell, director.


   2.     Letter dated June 11, 1997, from Jefferson
          Capital Group, Ltd. to Harry M. Brittenham, Esq.


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